                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ________________________________

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ________________________________

                              AIRSPAN NETWORKS INC.
          (Name of Subject Company (Issuer) and Filing Person (Issuer))


                        ________________________________

              Options to Purchase Common Shares, par value $0.0003
 Granted to Eligible Employees Under the Airspan Networks Inc. 1998 Stock Option
                         and Restricted Stock Plan and
         2001 Supplemental Stock Option Plan on or After October 1, 1999
                         (Title of Class of Securities)

                        ________________________________

                                    00950H102
                (CUSIP Number of Underlying Class of Securities)

                                 Peter Aronstam
                             Chief Financial Officer
                              Airspan Networks Inc.
                            13450 West Sunrise Blvd.
                                Sunrise, FL 33323
                                 (954) 851-1680

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                        ________________________________

                                    Copy to:
                            Christopher H. Cunningham
                            Preston Gates & Ellis LLP
                                701 Fifth Avenue
                                   Suite 5000
                             Seattle, WA 98104-7078
                                 (206) 623-7580

                           CALCULATION OF FILING FEE:

 Transaction valuation*                                  Amount of Filing Fee
--------------------------------------  ----------------------------------------
      $4,523,232                                               $904.65


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,040,132 common shares of Airspan Networks Inc. having an aggregate value of $4,523,232 as of January 7, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. $650.64 of the filing fee was paid on December 13, 2001, in connection with the initial filing of this Schedule TO.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [X] Not applicable. Filing party: [X] Not applicable. Form or Registration No.: [X] Not applicable. Date filed: [X] Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third party tender offer subject to Rule 14d-l.
         [X]      issuer tender offer subject to Rule 13e-4.
         [_]      going-private transaction subject to Rule 13e-3.
         [_]      amendment to schedule 13D under Rule 13d-2.
         [_]      Check the following box if the filing is a final amendment reporting the results of the tender offer.

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Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Amended and Restated Offer to Exchange, dated January 8, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Airspan Networks Inc., a corporation organized under the laws of Washington ("Airspan" or the "Company"), the address of its principal executive offices is 13450 West Sunrise Blvd., Sunrise, FL 33323, and the telephone number of its principal executive offices is
(954) 851-1680. The information set forth in the Amended and Restated Offer to Exchange under Section 9 ("Information Concerning Airspan") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange eligible options (as described in the Amended and Restated Offer to Exchange) granted to eligible employees (as described in the Amended and Restated Offer to Exchange) for new options (as described in the Amended and Restated Offer to Exchange) to purchase common shares of the Company (the "Common Shares"), to be granted under the option plans (as described in the Amended and Restated Offer to Exchange), upon the terms and subject to the conditions described in the Amended and Restated Offer to Exchange and the related cover letter (the "Cover Letter"), attached hereto as Exhibit (a)(4), and acceptance letter (the "Acceptance Letter"), attached hereto as Exhibit
(a)(2) (which together and, where applicable, with any other country specific documents provided by the Company, as they may be amended from time to time, shall constitute the "Offer").

         The information set forth in the Amended and Restated Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Employees and Eligible Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Entitlement to Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Amended and Restated Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Eligible Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         The Company is also the filing person.  The information set forth under
Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Amended and Restated Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Employees and Eligible Options; Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Eligible Options for Exchange and Entitlement to Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Eligible Options Acquired by Us

                                       2

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in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal
Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("Material United Kingdom and Other Foreign Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Amended and Restated Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         The information set forth in the Amended and Restated Offer to Exchange under Section 9 ("Information Concerning Airspan") and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Amended and Restated Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Amended and Restated Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Entitlement to Issuance of New Options") and Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Except as set forth in the Amended and Restated Offer to Exchange under Section 9 ("Information Concerning Airspan"), Section 17 ("Additional Information") and Section 18 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Amended and Restated Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Amended and Restated Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference. There are no alternative arrangements or plans in the event the conditions to the Offer to Exchange are not fully satisfied.

         (d)  Not applicable.

                                       3

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Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in the Amended and Restated Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

         (b) The information set forth in the Amended and Restated Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

             Not applicable.

Item 10. Financial Statements.

         The information set forth in the Amended and Restated Offer to Exchange under Section 9 ("Information Concerning Airspan") and Section 17 ("Additional Information"), and the information set forth on pages F-1 through F-22 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001, pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 1, 2001, and pages 2 through 8 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in the Amended and Restated Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1)   Offer to Exchange, dated December 13, 2001.*
             (2)   Form of Acceptance Letter.*
             (3)   Form of Withdrawal Letter.*
             (4)   Form of Cover Letter to Employees Accompanying Offer to
                   Exchange.*
             (5)   Joint Election Forms to Transfer Employer's Secondary Class 1
                   National Insurance Liability in Relation to the Airspan
                   Networks Inc. 1998 Stock Option and Restricted Stock Plan and the 2001 Supplemental Stock Option Plan and the Instructions thereto.*
             (6)   United Kingdom National Insurance On Stock Options -
                   Questions and Answers.*

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             (7)  Pages F-1 through F-22 of the Company's Annual Report on Form
                  10-K for its fiscal year ended December 31, 2000 (incorporated by reference).
             (8) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 (incorporated by reference).
             (9) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 1, 2001 (incorporated by reference).
             (10) Pages 2 through 8 of the Company's Quarterly Report on Form
                  10-Q for its fiscal quarter ended September 30, 2001 (incorporated by reference).
             (11) Amended and Restated Offer to Exchange dated January
                  8, 2002.
             (12) Form of Acceptance Letter (as amended).
             (13) Form of Withdrawal Letter (as amended).
             (14) Email correspondence to employees sent with Amended and
                  Restated Offer to Exchange.

         (b) Not applicable.

         (d) (1) Airspan Networks Inc. 1998 Stock Option and Restricted Stock Plan, as Amended (incorporated by reference to Exhibit 4.1 of Form S-8 333-45260).
             (2) Form of New Option Instrument of Grant pursuant to the Airspan Networks Inc. 1998 Stock Option and Restricted Stock Plan, as Amended.*
             (3) Airspan Networks Inc. 2001 Supplemental Stock Option Plan (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000).
             (4) Form of New Option Instrument of Grant pursuant to the Airspan Networks Inc. 2001 Supplemental Stock Option Plan.*

         (g) Not applicable.

         (h) Not applicable.
         ------------
          *  Previously filed

Item 13. Information Required by Schedule 13E-3.

             Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

                                          Airspan Networks Inc.

                                          /s/ Peter Aronstam
                                          --------------------------------------
                                          Peter Aronstam
                                          Senior Vice President and
                                          Chief Financial Officer

Date: January 8, 2002

                                INDEX TO EXHIBITS

    Exhibit Number      Description
---------------------   --------------------------------------------------------
          (a)(1)        Offer to Exchange, dated December 13, 2001.*
          (a)(2)        Form of Acceptance Letter.*
          (a)(3)        Form of Withdrawal Letter.*
          (a)(4)        Form of Cover Letter to Employees Accompanying Offer to
                        Exchange.*
          (a)(5)        Joint Election Forms to Transfer Employer's Secondary
                        Class 1 National Insurance Liability in Relation to the
                        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan and the 2001 Supplemental Stock Option Plan
                        and the Instructions thereto.*
          (a)(6)        United Kingdom National Insurance On Stock Options -
                        Questions and Answers.*
          (a)(7)        Pages F-1 through F-22 of the Company's Annual Report on
                        Form 10-K for its fiscal year ended December 31, 2000
                        (incorporated by reference).
          (a)(8)        Pages 2 through 7 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended April 1, 2001
                        (incorporated by reference).
          (a)(9)        Pages 2 through 7 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended July 1, 2001
                        (incorporated by reference).
         (a)(10)        Pages 2 through 8 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended September 30,
                        2001 (incorporated by reference).
         (a)(11)        Amended and Restated Offer to Exchange dated
                        January 8, 2002.
         (a)(12)        Form of Acceptance Letter (as amended).
         (a)(13)        Form of Withdrawal Letter (as amended).
         (a)(14)        Email correspondence to employees sent with Amended and
                        Restated Offer to Exchange.
          (d)(1)        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan, as Amended (incorporated by reference to
                        Exhibit 4.1 of Form S-8 333-45260).
          (d)(2)        Form of New Option Instrument of Grant pursuant to the
                        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan, as Amended.*
          (d)(3)        Airspan Networks Inc. 2001 Supplemental Stock Option
                        Plan (incorporated by reference to Exhibit 10.21 of the
                        Company's Annual Report on Form 10-K for its fiscal year
                        ended December 31, 2000).
          (d)(4)        Form of New Option Instrument of Grant pursuant to the
                        Airspan Networks Inc. 2001 Supplemental Stock Option
                        Plan.*
          ------------
           *  Previously filed.